Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$476,819	$373,297	$290,422	$296,407	$309,054
Add:
Portion of rents representative of the interest factor	12,231	12,442	12,623	13,229	13,565
Interest on debt & amortization of debt expense	129,295	128,385	141,174	150,763	154,188
Income as adjusted	$618,345	$514,124	$444,219	$460,399	$476,807
Fixed charges:
Interest on debt & amortization of debt expense (1)	$129,295	$128,385	$141,174	$150,763	$154,188
Capitalized interest (2)	1,522	1,895	2,642	1,690	3,860
Rents	36,693	37,326	37,868	39,686	40,696
Portion of rents representative of the interest factor (3)	12,231	12,442	12,623	13,229	13,565
Fixed charges (1)+(2)+(3)	$143,048	$142,722	$156,439	$165,682	$171,613
Ratio of earnings to fixed charges	4.32	3.60	2.84	2.78	2.78